EXHIBIT 99.1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Alaunos Therapeutics, Inc., and that this agreement be included as an Exhibit 99.1 to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of as of the date written below.

Name: Chris Butterworth

Signature: /s/ Chris Butterworth, by Adrian Price as Attorney-in-Fact

Date: October 3, 2025

Name: Richard Jones

Signature: /s/ Richard Jones, by Adrian Price as Attorney-in-Fact

Date: October 3, 2025

Name: Edward Jones

Signature: /s/ Edward Jones, by Adrian Price as Attorney-in-Fact

Date: October 3, 2025

Name: Gareth Downing

Signature: /s/ Gareth Downing, by Adrian Price as Attorney-in-Fact

Date: October 3, 2025

Name: Richard Kotey

Signature: /s/ Richard Kotey, by Adrian Price as Attorney-in-Fact

Date: October 3, 2025

Name: Chris Cole

Signature: /s/ Chris Cole, by Adrian Price as Attorney-in-Fact

Date: October 3, 2025

Name: Arif Chaudrey

Signature: /s/ Arif Chaudrey, by Adrian Price as Attorney-in-Fact

Date: October 3, 2025

Name: Emma Babb

Signature: /s/ Emma Babb, by Adrian Price as Attorney-in-Fact

Date: October 3, 2025

Name: Colin Craig

Signature: /s/ Colin Craig, by Adrian Price as Attorney-in-Fact

Date: October 3, 2025

Name: John Nicholls

Signature: /s/ John Nicholls, by Adrian Price as Attorney-in-Fact

Date: October 3, 2025

Name: <u>Carl Ware</u>

Signature: <u>/s/ Carl Ware, by Adrian Price as Attorney-in-Fact</u>

Date: October 3, 2025

Name: <u>Andrew Turner</u>

Signature: <u>/s/ Andrew Turner, by Adrian Price as Attorney-in-Fact</u>

Date: October 3, 2025

Name: <u>Matthew Robbins</u>

Signature: <u>/s/ Matthew Robbins, by Adrian Price as Attorney-in-Fact</u>

Date: October 3, 2025

Name: <u>Phillip James Stead</u>

Signature: <u>/s/ Phillip James Stead, by Adrian Price as Attorney-in-Fact</u>

Date: October 3, 2025

Name: <u>Stephen Hennessy</u>

Signature: <u>/s/ Stephen Hennessy, by Adrian Price as Attorney-in-Fact</u>

Date: October 3, 2025

Name: <u>Greg Arnold</u>

Signature: <u>/s/ Greg Arnold, by Adrian Price as Attorney-in-Fact</u>

Date: October 3, 2025

Name: <u>Michelle Douglas</u>

Signature: <u>/s/ Michelle Douglas, by Adrian Price as Attorney-in-Fact</u>

Date: October 3, 2025